FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Nine Month Period Ended September 30, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO reports third quarter 2004 results: Sale of Bank of Asia, good cost control and low provisioning boost net profit over EUR 1 bln”, dated November 1, 2004.
2.	Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP for the Three Month and Nine Month Periods Ended September 30, 2004

The information contained in this report is incorporated by reference into Registration Statements file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: November 1, 2004	By:	/s/ T de Swaan

		Name:	Drs T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 1 November 2004

ABN AMRO reports third quarter 2004 results:
Sale of Bank of Asia, good cost control and low provisioning boost net profit over EUR 1 bln
Third quarter 2004 performance (compared with the third quarter of 2003)
➢	Revenues down due to decline in US mortgage revenues
➢	Revenues, operating result and net profit include EUR 213 mln gain on Bank of Asia sale
➢	Good control of operating expenses (-1.4%)
➢	Provisions substantially lower (-64.7%) due to further improvement in credit quality
➢	Strong rise in net profit (+26.3%)

Third quarter 2004 performance (compared with the second quarter of 2004)
➢	Provisions lower (-30.5%) primarily due to releases in WCS loan portfolio
➢	Net profit up (+6.5%)
➢	Further strengthening of tier 1 and core tier 1 ratios

Chairman's Statement

“The Group’s operating result in the third quarter was satisfactory. The improved operating performances of the Business Unit Netherlands and the Wholesale Clients Strategic Business Unit partly compensated for the results of the Business Unit North America, which were disappointing due to the significant deterioration in mortgage market conditions in the United States compared with the previous quarter. Although a decline had been anticipated in the half-year results announcement, the decrease in mortgage results due to margin compression in the origination business was greater than expected.

The Group’s underlying operating result demonstrates once more the advantage of our diversified business mix. We also continued to benefit from our strong credit management skills and conservative provisioning policy over the years, which has led to low provisioning and a solid net profit. We expect these trends to continue for the remainder of 2004.

In line with the above, we reiterate our net profit outlook for the full year to be at least 10% higher than the previous year (excluding the impact of the sale of Bank of Asia and LeasePlan Corporation), in spite of the lower operating result now expected.”

Key figures group results third quarter 2004

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Operating result	1,590	1,586	0.3	0.1	1,632	(2.6)	1.9	4,766	4,680	1.8	5.7
Provisioning loan losses	107	154	(30.5)	(31.2)	303	(64.7)	(63.4)	456	951	(52.1)	(50.5)
Operating profit before tax	1,480	1,431	3.4	3.4	1,327	11.5	16.7	4,308	3,717	15.9	20.4
Net profit	1,051	987	6.5	9.2	832	26.3	35.9	2,972	2,304	29.0	34.0
Earnings per share (euros)	0.62	0.60	3.3		0.51	21.6		1.78	1.42	25.4
Efficiency ratio	66.4%	66.8%			66.2%			66.6%	66.4%
(* At constant forex rates)
	30 Sep 04	30 Jun 04	% change		30 Sep 03	% change		30 Sep 04	31 Dec 03	% change

(in billions of euros)
Total assets	637.5	632.8	0.7		600.8	6.1		637.5	560.4	13.8
Group capital	34.2	33.7	1.5		31.6	8.2		34.2	31.8	7.5
Risk-weighted assets	244.7	240.8	1.6		230.9	6.0		244.7	223.8	9.3
Core tier 1 ratio	6.28%	6.01%			5.46%			6.28%	5.91%
BIS tier 1 ratio	8.50%	8.33%			7.79%			8.50%	8.15%
BIS capital ratio	11.31%	11.32%			11.42%			11.31%	11.73%

				1

ABN AMRO GROUP

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	2,447	2,574	(4.9)	(5.2)	2,559	(4.4)	(0.5)	7,405	7,208	2.7	6.6
Securities and participations	284	92			27			537	217	147.5	155.3
Net commissions	1,150	1,206	(4.6)	(4.6)	1,141	0.8	3.9	3,513	3,218	9.2	12.5
Results financial transactions	556	450	23.6	23.3	519	7.1	6.9	1,658	1,458	13.7	13.6
Other revenue	302	448	(32.6)	(32.8)	581	(48.0)	(46.5)	1,155	1,831	(36.9)	(34.1)

Total revenue	4,739	4,770	(0.6)	(0.7)	4,827	(1.8)	1.5	14,268	13,932	2.4	5.7
Operating expenses	3,149	3,184	(1.1)	(1.2)	3,195	(1.4)	1.3	9,502	9,252	2.7	5.7

Operating result	1,590	1,586	0.3	0.1	1,632	(2.6)	1.9	4,766	4,680	1.8	5.7

Efficiency ratio	66.4%	66.8%			66.2%			66.6%	66.4%
(* At constant forex rates)

The Group results in the third quarter were satisfactory. The improved operating performances of the Business Unit Netherlands (BU NL) and the Wholesale Clients SBU (WCS) partly compensated for the decline in the Business Unit North America (BU NA). Net profit rose by 26.3% to EUR 1,051 mln from the same quarter in 2003, supported by a EUR 213 mln gain on the sale of the 80.77% stake in Bank of Asia.

For purposes of comparison, the results and impact from the gain on the Bank of Asia sale have been excluded from the analysis below.

In the third quarter, Group revenue was EUR 301 mln lower compared with the same period last year, mainly due to the sharp decline in mortgage revenues at the BU NA. In terms of the various revenue lines, net interest revenue decreased, compared with the third quarter of last year, as higher interest income in the BU Brazil, Bouwfonds and BU Private Clients was more than offset by declines in WCS and the Corporate Centre. It should be noted that the decline in interest revenue in the Corporate Centre was due to the absence of incidental Asset and Liability Management (ALM) revenues as reported in the third quarter of last year. Results from financial transactions increased due to higher results from the BU Financial Markets, BU Corporate Finance and BU Private Equity in WCS, which were partly offset by lower trading revenues at the BU Brazil. Other revenue declined by EUR 279 mln compared with the same period last year, mainly due to the decrease in US mortgage results. It should be noted that year to date Group revenue increased by EUR 336 mln (EUR 123 mln excluding the gain on the Bank of Asia sale), despite the EUR 703 mln fall in US mortgage income.

Revenue declined quarter-on-quarter as increases in WCS, BU Brazil and BU NL were more than offset by a sharp decline in US mortgage revenues in the BU NA and by lower revenues in the Corporate Centre. WCS revenues increased as income from the BU Financial Markets, BU Corporate Finance and BU Private Equity improved after a weak previous quarter. The BU Brazil revenues benefited from a strong increase in loan volumes. The increase in revenues at the BU NL was the result of the successful placement of a new investment product. The decrease in revenues at the Corporate Centre was mainly due to the absence in the third quarter of the unwinding of an interest rate swap (EUR 119 mln in net interest revenue and EUR 84 mln in net profit) as reported in the second quarter. In terms of the various revenue lines, net interest revenue decreased due to the absence of the aforementioned ALM gain in the previous quarter. Net commissions decreased as a result of lower commission income in WCS and the BU Private Clients. The decline in WCS was mainly due to lower equity commissions. The BU Private Clients’ commission income decreased as a result of lower volumes and fewer product launches. Results from financial transactions improved, which can be attributed to higher trading results and private equity gains in WCS. Other revenue decreased due to the negative mortgage origination income in the BU NA.

Operating expenses in the third quarter were lower compared with the previous quarter, due to good cost control in the BU NA, BU New Growth Markets (BU NGM), BU NL and the Corporate Centre. The increase in expenses in WCS reflects higher cost allocations and bonus accruals entirely in line with the improved performance in the third quarter. It should be noted that the compensation to revenue ratio in WCS decreased quarter-on-quarter.

Consequently, the operating result declined 13.2% compared with the previous quarter, as improved operating performances of WCS and the BU NL were offset by significantly lower results in the BU NA and the Corporate Centre.

The level of provisioning for the third quarter was EUR 47 mln lower than the previous quarter, mainly due to provision releases in the WCS loan portfolio.

The effective tax rate for this quarter was 24.9%, 1.3 percentage point lower than the second quarter. The increase in the effective tax rate of the BU Brazil was more than compensated for by the tax-free gain on the sale of Bank of Asia.

Net profit was EUR 838 mln in the third quarter. The substantial improvement in WCS was more than offset by a lower net profit in the BU NA and the Corporate Centre.

Looking ahead, we reiterate our net profit outlook for the full year to be at least 10% higher than 2003 (excluding the impact of the sale of Bank of Asia and LeasePlan Corporation), in spite of the lower operating result now expected.

As at 30 September 2004, the Group’s risk-weighted assets (RWA) increased by EUR 3.9 bln to EUR 244.7 bln. This increase was almost entirely due to a rise in RWA in WCS and the BU NL.

The tier 1 ratio at 30 September 2004 was 17 basis points higher at 8.50%. The core tier 1 ratio improved by 27 basis points to 6.28%. The total BIS ratio stood at 11.31%, a decrease of 1 basis point. The significant improvement in the tier 1 and core tier 1 ratio was mainly the result of the gain on the sale of Bank of Asia. Our targets remain 8.5% for tier 1 and 7.0% for core tier 1.

Recent Developments
On 24 September 2004, ABN AMRO announced it had completed the restructuring of its preference shares. In connection with the cancellation of all 362,503,010 outstanding preference shares, with a nominal value of EUR 2.24 each, and cancellation of the depositary receipts issued therefor, it had received subscriptions for 1,369,815,864 depositary receipts of new financing preference shares, with a nominal value of EUR 0.56 each, at an issue price of EUR 0.56 through the exercise of subscription rights. The final size of the transaction amounted to EUR 767 mln, representing 94.47% of the offering size.

On 15 October 2004, the BU AM announced it signed a letter of intent with Equity Trust regarding the sale of ABN AMRO Trust and Management Service Companies. The transaction is expected to be completed by 31 December 2004 and remains subject to regulatory approval from relevant authorities. This sale is in line with the BU AM’s ambition to focus on its core activities.

In addition, WCS announced on 19 October 2004 that it had reached an agreement to sell its domestic custody business to Citigroup. This sale is part of its strategy to focus resources on a more limited range of core activities within WCS and to ensure the product offering is fully aligned with its client-led model. The business comprised the bank’s domestic custody business in Greece, India, Indonesia, Poland, South Korea, Russia, Taiwan and the Netherlands. The transaction does not involve the Group’s global custody services, which operate through ABN AMRO Mellon Global Securities Services.

The completion of the sale of LeasePlan is subject to the last regulatory approvals, and is now expected to take place before the end of this year. We will buy back the shares issued as interim stock dividend for the financial year 2004, after receipt of the proceeds of the sale. Thereafter we remain committed to buying back the final stock dividend for the financial year 2004 in line with our new policy as announced in the second quarter results release.

As previously reported, ABN AMRO has signed a written agreement with the US regulatory authorities concerning its dollar clearing activities in the New York branch and the bank is providing information to law enforcement authorities in connection with an investigation relating to its dollar clearing activities and other Bank Secrecy Act matters.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	1,771	1,764	0.4	0.0	1,705	3.9	8.7	5,251	5,039	4.2	8.8
Net commissions	439	433	1.4	1.2	404	8.7	14.1	1,306	1,139	14.7	20.5
Results financial transactions	31	51	(39.2)	(37.3)	82	(62.2)	(59.8)	117	188	(37.8)	(32.4)
Other revenue	412	354	16.4	16.9	476	(13.4)	(8.2)	1,067	1,619	(34.1)	(30.1)

Total revenue	2,653	2,602	2.0	1.8	2,667	(0.5)	4.4	7,741	7,985	(3.1)	1.6
Operating expenses	1,571	1,613	(2.6)	(3.0)	1,637	(4.0)	0.2	4,786	4,727	1.2	5.6

Operating result	1,082	989	9.4	9.5	1,030	5.0	11.1	2,955	3,258	(9.3)	(4.2)
Provisioning loan losses	127	139	(8.6)	(9.4)	204	(37.7)	(34.3)	426	601	(29.1)	(26.5)
Value adj. fin. fixed assets	0	0			0			(1)	3

Operating profit before taxes	955	850	12.4	12.6	826	15.6	22.3	2,530	2,654	(4.7)	1.0
Taxes	249	237	5.1	(5.5)	273	(8.8)	(13.2)	702	924	(24.0)	(19.7)

Profit after taxes	706	613	15.2	19.6	553	27.7	39.8	1,828	1,730	5.7	12.0
Minority interests	11	15	(26.7)	(26.7)	7	57.1	71.4	42	16

Net profit	695	598	16.2	20.7	546	27.3	39.4	1,786	1,714	4.2	10.5

Efficiency ratio	59.2%	62.0%			61.4%			61.8%	59.2%
(* At constant forex rates)

	30 Sep 04	30 Jun 04	% change		30 Sep 03	% change		30 Sep 04	31 Dec 03	% change

Staff (fte)	70,376	73,755	(4.6)		71,003	(0.9)		70,376	77,369	(9.0)
(in billions of euros)
Total assets	220.6	224.4	(1.7)		227.6	(3.1)		220.6	220.9	(0.1)
Risk-weighted assets	148.3	146.3	1.4		145.7	1.8		148.3	141.4	4.9

Please note that the analysis below is based on calculations at constant exchange rates in order to facilitate comparison.

Compared with the third quarter of last year, the profitability of the Consumer and Commercial Clients (C&CC) SBU held up well considering the sharp deterioration in mortgage market conditions in the United States. Adjusted for the EUR 213 mln net gain on the sale of the stake in Bank of Asia, the underlying trend was a 4.2% decrease in revenues, flat operating expenses, a 11.2% decrease in the operating result and a 2.6% decrease in net profit.

The 4.2% decrease in revenues is attributable to a EUR 287 mln fall in US mortgage revenues which was partly offset by the consolidation of the revenues of Banco Sudameris in Brazil and by the good revenue growth of Bouwfonds. Costs were kept under control across geographies. Expenses decreased in North America and in the Netherlands due to lower staff costs. This decrease was offset by higher expenses in Brazil primarily due to the integration of Banco Sudameris. Credit quality improved considerably and provisioning fell from 57 to 34 basis points of average RWA. Two factors contributed to this development: the strong improvement in the corporate loan portfolios at the BU NA and BU NL as well as the effect of enhanced risk management tools in the consumer finance business in the BU Brazil.

Compared with the second quarter and adjusted for the above-mentioned EUR 213 mln net gain, the underlying trend was a 6.5% decrease in revenues, a 3.0% reduction in operating expenses, a 12.3% decline in the operating result and a 15.4% decrease in net profit.

The 6.5% decline in underlying revenues was primarily attributable to lower mortgage origination revenues in the United States. Excluding mortgages, revenues decreased by 1.9%, primarily as revenues of Bank of Asia are no longer included after the sale to United Overseas Bank. In terms of the reported revenue lines, net interest revenue was stable as loan growth in Brazil made up for lower volumes of held-for-sale mortgages in the BU NA. Commissions were up slightly (1.2%) as a new investment product was successfully placed in the BU NL network. This was offset, however, by a reclassification of income between net commissions and other revenue in Bouwfonds. Results from financial transactions were negatively impacted by a difficult trading environment in Brazil. Other revenue decreased by 44.1% as a result of the fall in US mortgage origination revenues.

Operating expenses declined by 3.0% due to a decrease in bonus accruals in the United States, the absence of expenses of the Bank of Asia as a result of the sale to United Overseas Bank, and the EUR 16 mln release of a cost provision in the Netherlands. Expenses were higher in the BU Brazil primarily due to incidental items.

The efficiency ratio increased by 2.4 percentage points to 64.4%.

Business Unit Netherlands

(in millions of euros)	quarterly					nine months

	Q3 2004	Q2 2004	% change	Q3 2003	% change	2004	2003	% change

Net interest revenue	632	628	0.6	625	1.1	1,875	1,838	2.0
Net commissions	156	142	9.9	153	2.0	460	438	5.0
Results financial transactions	7	9	(22.2)	3	133.3	25	18	38.9
Other revenue	3	5	(40.0)	9	(66.7)	13	140	(90.7)

Total revenue	798	784	1.8	790	1.0	2,373	2,434	(2.5)
Operating expenses	588	604	(2.6)	628	(6.4)	1,803	1,863	(3.2)

Operating result	210	180	16.7	162	29.6	570	571	(0.2)
Provisioning loan losses	44	42	4.8	69	(36.2)	154	177	(13.0)
Value adj. fin. fixed assets	0	0		0		0	2

Operating profit before taxes	166	138	20.3	93	78.5	416	392	6.1
Taxes	57	45	26.7	30	90.0	140	96	45.8

Profit after taxes	109	93	17.2	63	73.0	276	296	(6.8)
Minority interests	0	0		0		0	2

Net profit	109	93	17.2	63	73.0	276	294	(6.1)

Efficiency ratio	73.7%	77.0%		79.5%		76.0%	76.5%

	30 Sep 04	30 Jun 04	% change	30 Sep 03	% change	30 Sep 04	31 Dec 03	% change

Staff (fte)	20,360	20,396	(0.2)	21,779	(6.5)	20,360	21,417	(4.9)
(in billions of euros)
Risk-weighted assets	54.9	53.5	2.6	52.4	4.8	54.9	52.6	4.4

The operating result of the Business Unit Netherlands (BU NL) increased by 29.6% compared with the third quarter of last year. It should be noted that this result was positively impacted by a release of a EUR 16 mln cost provision. Excluding this one-off item, the operating result increased 19.8% to EUR 194 mln, driven by a 3.8% decrease in operating expenses related to a reduction in pension-related staff costs. Compared with the same period last year, revenues increased 1.0% in the third quarter of 2004. Net interest revenue increased slightly to EUR 632 mln. Margins on consumer savings were lower as a result of increased competitive pressure. Margins on consumer and commercial loans declined due to the repricing at lower levels of maturing high-yielding assets. Volumes in consumer savings, consumer loans and commercial loans were higher compared with the third quarter of 2003 due to successful marketing efforts. Net commissions increased by 2.0% to EUR 156 mln. This improvement was driven by the introduction of service fees in the commercial segment and higher electronic banking revenues. On an adjusted basis the efficiency ratio improved by 3.8 percentage points to 75.7%. Compared with the same period last year RWA in the third quarter increased 4.8% to EUR 54.9 bln, mainly as a result of an increase in the commercial and consumer loan portfolios related to increased lending activity and the unwinding of securitisation vehicles. Compared with the third quarter of 2003, the number of staff decreased by 1,419 full time equivalents (FTEs) mainly as a result of the transfer of the European Payment Center (EPC) to Group Shared Services (GSS).

Compared with the previous quarter, revenues were up by 1.8% to EUR 798 mln. Net interest revenue increased slightly due to higher volumes in consumer savings and a slightly higher interest margin on mortgages. Additionally, the BU NL reported a strong increase in consumer loan volumes as a result of intensive marketing campaigns in the third quarter. Net commissions rose 9.9% to EUR 156 mln, driven by the above-mentioned introduction of service fees and higher electronic banking revenues. Commissions on securities in the third quarter of 2004 were supported by the placement of the Yield Discovery Note, an investment product that was developed in close co-operation with WCS.

Compared with the previous quarter and adjusted for the release of a EUR 16 mln cost provision, the BU NL succeeded in maintaining operating expenses flat at EUR 604 mln. In addition to the BU NL’s own initiatives, GSS’s focus on enhancing cross-SBU cost synergies will enable the BU NL to continue exercising cost control.

Consequently the operating result improved by 7.8% quarter-on-quarter to EUR 194 mln. The efficiency ratio improved by 1.3 percentage points to 75.7% due to the BU NL’s continued focus on increasing operational efficiency. The efficiency ratio is expected to improve further.

Relative to the second quarter, provisions were almost stable at EUR 44 mln (or 32 basis points of average RWA). Compared with the previous quarter, RWA went up by EUR 1.4 bln mainly as a result of a rise in commercial loans and an increase in the consumer loan portfolio related to the unwinding of mortgage securitisation vehicles.

In line with BU NL’s ambition to become the primary bank for all its customers, the BU NL launched a number of initiatives in the third quarter such as a Young Professional product. This product is designed to meet the needs of educated young people in their first job and it attracted 10,000 new clients during the third quarter. In addition, the launch of a new student package attracted the largest quarterly number of new student accounts in the last two years.

On 21 October 2004, the BU NL announced a further alignment of its distribution network to meet the needs of its small- and medium-sized enterprises (SME) clients. In addition to account managers who operate from our larger advisory branches in more densely populated areas, we will appoint 60 ‘Business Directors’ in the fourth quarter. These directors will be based in those areas that are served by ‘Bankshops’ and in which no advisory branches are currently located and will be the personal contact points for local entrepreneurs. It is the BU NL’s ambition to deepen these relationships and become the primary banking partner for SME clients in these areas.

Furthermore, a personal business concept for ‘Owner Managers’ has been implemented and the BU NL has appointed ‘Personal Business Advisers’. This concept will be further introduced in a campaign that will start in the fourth quarter.

The BU NL’s further improvement in its value proposition for core clients (corporate, SME and mass affluent) resulted in greater client satisfaction levels in the third quarter. The BU NL will further enhance its Preferred Banking proposition to its mass affluent client base in the fourth quarter.

These developments will not have a material impact on the cost base of BU NL, as these will be compensated for by earlier-mentioned cost initiatives.

Business Unit North America

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	573	607	(5.6)	(4.8)	617	(7.1)	0.5	1,726	1,821	(5.2)	3.6
Net commissions	157	157	0.0	0.6	153	2.6	10.5	464	457	1.5	11.2
Results financial transactions	27	26	3.8	3.8	44	(38.6)	(31.8)	83	121	(31.4)	(24.8)
Other revenue	70	214	(67.3)	(67.3)	330	(78.8)	(77.3)	461	1,164	(60.4)	(56.6)

Total revenue	827	1,004	(17.6)	(17.0)	1,144	(27.7)	(21.9)	2,734	3,563	(23.3)	(16.1)
Operating expenses	487	537	(9.3)	(8.6)	593	(17.9)	(11.1)	1,536	1,688	(9.0)	(0.4)

Operating result	340	467	(27.2)	(26.8)	551	(38.)3	(33.4)	1,198	1,875	(36.1)	(30.1)
Provisioning loan losses	21	31	(32.3)	(32.3)	75	(72.0)	(69.3)	75	238	(68.5)	(65.5)

Operating profit before taxes	319	436	(26.8)	(26.4)	476	(33.0)	(27.7)	1,123	1,637	(31.4)	(25.0)
Taxes	87	145	(40.0)	(40.0)	175	(50.3)	(46.9)	354	589	(39.9)	(34.1)

Profit after taxes	232	291	(20.3)	(19.6)	301	(22.9)	(16.6)	769	1,048	(26.6)	(19.8)
Minority interests	1	0			1			2	1

Net profit	231	291	(20.6)	(19.9)	300	(23.0)	(16.7)	767	1,047	(26.7)	(20.0)

Efficiency ratio	58.9%	53.5%			51.8%			56.2%	47.4%
(* At constant forex rates)

	30 Sep 04	30 Jun 04	% change		30 Sep 03	% change		30 Sep 04	31 Dec 03	% change

Staff (fte)	17,678	18,177	(2.7)		19,155	(7.7)		17,678	19,356	(8.7)
(in billions of euros)
Risk-weighted assets	57.6	56.8	1.4		61.5	(6.3)		57.6	55.3	4.2

Please note that the analysis below is based on calculations at constant exchange rates in order to facilitate comparison.

Compared with the third quarter of last year, the results of the Business Unit North America (BU NA) were satisfactory considering the sharper than expected decline of the mortgage banking activities. The comparison with the third quarter of last year is affected by one-off items, including a EUR 35 mln non-recurring expense related to the rebranding operations, the opening of a new technology centre in the third quarter of last year, and a EUR 15 mln reserve adjustment on life insurance contracts in the third quarter of this year. Additions to the mortgage liability reserve of a similar amount were made in both periods.

The underlying trend was a 22.4% decline in revenues, a 4.9% reduction in operating expenses and a 37.8% decrease in the operating result.

The 22.4% revenue decline was attributable to a decrease of EUR 287 mln in mortgage revenues. Mortgage origination volumes were down from USD 35.6 bln in the third quarter of last year to USD 10.2 bln in the current quarter. Contraction of the refinancing activity resulted in a substantial increase in competitive pressure ultimately leading to negative origination margins in the third quarter of this year. In terms of individual income lines, favourable ALM results and higher deposit spreads underpinned the net interest revenue line. This partly offset the impact of lower volumes of held-for-sale mortgages. Results from financial transactions were negatively impacted by lower broker dealer activity. In line with the improvement in economic conditions, provisioning decreased significantly – from 50 to 15 basis points of average RWA – limiting the impact of the lower operating performance on net profit.

The comparison with the second quarter is affected by additions to the mortgage liability reserve in both quarters (USD 55 mln in the second quarter and USD 49 mln in the third quarter) and the EUR 15 mln life insurance adjustment mentioned above. The underlying trend showed a 15.8% decline in revenues, a 7.9% reduction in operating expenses and a 24.6% decrease in the operating result.

The 15.8% revenue was due to the decrease in US mortgage origination revenues. It should be noted that the non-mortgage revenues remained at high levels (EUR 804 mln). As mentioned above, mortgage origination revenues were impacted by negative origination margins and by the ongoing decline in refinancing volumes. In terms of individual income lines, net interest revenue declined by 4.8% due to lower volumes of held-for-sale mortgages and due to lower ALM results. Other revenue was down by 61.3%, mainly as a result of lower mortgage origination revenues.

In US dollar terms, revenues from the commercial banking business were down by 4.1% compared with the previous quarter. Year-to-date, revenues increased by 9.7%. The improvement was driven by higher spreads and an increase in fee income due to larger sales volumes of commercial real estate mortgages. The quarterly decline was due to the absence of such income in the third quarter.

Revenues from core, relationship-driven commercial banking activities were up slightly quarter-on-quarter as a result of higher deposit spreads. Corporate borrowings remained stable while loan commitments continued to grow. Compared with the previous quarter, the corporate loan portfolio and the commercial deposit base remained stable at USD 37.6 bln and USD 7.3 bln respectively, while commitments grew by 4.3%. It is worth noting that commitments grew by 18.3% year-on-year. Spreads on the loan portfolio remained high.

Compared with the previous quarter, revenues in local currency terms of the retail banking business were stable. The retail core deposit base stood at USD 18.6 bln and the loan book increased slightly, rising by USD 300 mln to USD 7.7 bln mainly due to higher home equity lines of credit.

Revenues of the mortgage line of business declined to USD 33 mln compared with USD 183 mln in the previous quarter. The sharp decrease was driven by negative origination income of USD 43 mln in the third quarter and by a further decrease in the positive carry on MSR (Mortgage Servicing Rights) hedges. As already anticipated in the press release for the second quarter, gross mortgage origination margins fell sharply, reaching negative levels in the third quarter. While this is not a sustainable trend, margins are unlikely to recover before origination capabilities adjust to more normal levels of demand.

Operating expenses decreased by 8.6% quarter-on-quarter to EUR 487 mln, primarily due to lower staff costs, as bonus accruals have been reduced in line with the operating performance.

The efficiency ratio increased to 58.9%. Adjusted for the one-off revenue items mentioned above, the efficiency ratio reached 57.4%.

Provisions stood at 15 basis points of average RWA compared with 22 basis points in the second quarter. This was partly due to recoveries in the commercial loan portfolio. Adjusted for the recoveries, provisioning amounted to 24 basis points of RWA. This level reflects the quality of the loan portfolio as well as current economic conditions.

In view of the performance year to date and the anticipated mortgage market conditions in the fourth quarter, we expect the decline in full year net profit to be at the high end of our previous EUR 150 mln to EUR 250 mln guidance (at the reference exchange rate of 1.11 US dollar per euro).

Business Unit Brazil

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	399	355	12.4	8.7	319	25.1	34.8	1,138	956	19.0	24.9
Net commissions	83	76	9.2	5.3	59	40.7	50.8	228	147	55.1	64.6
Results financial transactions	(7)	9			30			(10)	33
Other revenue	37	36	2.8	0.0	39	(5.1)	2.6	105	95	10.5	16.8

Total revenue	512	476	7.6	4.2	447	14.5	23.3	1,461	1,231	18.7	24.9
Operating expenses	342	301	13.6	10.0	262	30.5	40.1	965	745	29.5	36.0

Operating result	170	175	(2.9)	(5.7)	185	(8.1)	(0.5)	496	486	2.1	8.0
Provisioning loan losses	55	56	(1.8)	(3.6)	65	(15.4)	(9.2)	177	193	(8.3)	(4.7)

Operating profit before taxes	115	119	(3.4)	(6.7)	120	(4.2)	4.2	319	293	8.9	16.4
Taxes	63	19	231.6	94.7	34	85.3	29.4	96	147	(34.7)	(32.0)

Profit after taxes	52	100	(48.0)	(26.0)	86	(39.5)	(5.8)	223	146	52.7	65.1
Minority interests	10	13	(23.1)	(23.1)	1			36	4

Net profit	42	87	(51.7)	(26.4)	85	(50.6)	(17.6)	187	142	31.7	43.0

Efficiency ratio	66.8%	63.2%			58.6%			66.1%	60.5%
(* At constant forex rates)

	30 Sep 04	30 Jun 04	% change		30 Sep 03	% change		30 Sep 04	31 Dec 03	% change

Staff (fte)	26,317	26,599	(1.1)		21,985	19.7		26,317	28,160	(6.5)
(in billions of euros)
Risk-weighted assets	9.2	8.5	8.2		6.4	43.8		9.2	7.8	17.9

Please note that the analysis below is based on calculations at constant exchange rates in order to facilitate comparison.

The operating result of the Business Unit Brazil (BU Brazil) was stable as revenue growth was offset by an increase in expenses. Revenues were up by 23.3% due to the integration of Banco Sudameris and the considerable growth of the loan portfolio of ABN AMRO Banco Real (+21.1%). It is worth noting that net interest revenue grew by 34.8% as the increase in the loan portfolio of the combined entities outpaced the 741 basis points decline in the SELIC rate per annum. Operating expenses were up by 40.1%, primarily due to the consolidation of Banco Sudameris and, to a lesser extent, due to incidental items. Adjusted for these incidental items, the operating result increased by 4.6% year-on-year. Over the same period, provisioning went down from 397 to 248 basis points of average RWA. Net profit nevertheless declined by 17.6% as the effective tax rate more than doubled. In the third quarter of last year, tax credits arose as a result of the 1.8% depreciation of the Brazilian real against the US dollar. In the current quarter, additional tax charges were recorded as a consequence of the 8.0% appreciation of the Brazilian real against the US dollar.

Compared with the second quarter, revenues increased by 4.2%. This development was partly due to incidental items in the net interest revenue line. On a normalised basis, revenues were up by 5.3% driven by the ongoing growth of the loan book (2.9% compared with the second quarter). Treasury results were negatively impacted by the increase in nominal interest rates. Revenues of all other business lines combined grew by 7.8%.

Relative to the previous quarter, revenues of the retail banking operations were up by 4.5% due to the robust growth of the loan book (+8.7%). The increase in loan volumes was particularly strong in the SME portfolio, in line with the improvement of economic conditions. Spreads held up well. It is worth noting that, compared with the third quarter of last year and excluding the impact of Banco Sudameris, growth of the retail loan book (39.2%) more than offset the decrease in absolute average spreads (-2.7 percentage points).

Relative to the second quarter, revenues of the consumer finance operations increased by 13.9%, mainly due to higher commission income. Commissions increased in line with a sharp pick up in loan production, which grew by 22.3%. The implementation of new risk management tools had a temporary impact on commercial activity and current production rates are partly attributable to a catch-up with market trends. As in previous quarters, the spread on new loans continued to decline, albeit at a slower pace, which is in line with nominal interest rate developments. However, the net interest margin including credit costs was up as provision levels continued to come down, a result of the upgrading of the credit scoring and collection processes as mentioned above.

Compared with the second quarter, operating expenses went up by 10.0%, primarily due to incidental items.

Consequently, the operating result decreased by 5.7% and the efficiency ratio stood at 66.8%. On a normalised basis, the operating result increased 1.6% quarter-on-quarter. It should be noted that staff costs are expected to increase in the fourth quarter as a result of the annual renewal of the industry-wide Collective Labour Agreement.

Provisioning further declined in the third quarter to 248 basis points of average RWA compared with 263 basis points in the previous quarter. This development is primarily due to the improvement in the credit quality of the consumer finance portfolio in line with favourable economic conditions and the effect of enhanced risk management tools. The credit quality of the overall portfolio has also been increasing in line with economic conditions.

Taxes went up from EUR 19 mln to EUR 63 mln and the effective tax rate increased to 54.7% due to the additional tax charges mentioned above. On an adjusted basis, the effective tax rate was 34.9%.

Update on the integration of Banco Sudameris

The integration process of Banco Sudameris continued to progress according to plan. Management reporting lines and product offerings are now unified. The synergies that have so far been achieved and the costs related to the integration are on budget. The migration of systems to one platform was successfully tested and will take place in the course of the fourth quarter. The projected BRL 300 mln in annual cost synergies will be delivered from 2005 onwards.

Business Unit New Growth Markets

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	60	76	(21.1)	(19.7)	59	1.7	10.2	211	178	18.5	26.4
Net commissions	45	48	(6.3)	(4.2)	35	28.6	40.0	140	88	59.1	69.3
Results financial transactions	4	7	(42.9)	(42.9)	5	(20.0)	(20.0)	19	16	18.8	25.0
Other revenue	246	35	602.9	611.4	39	530.8	574.4	312	82	280.5	298.8

Total revenue	355	166	113.9	116.9	138	157.2	176.1	682	364	87.4	98.1
Operating expenses	85	104	(18.3)	(17.3)	89	(4.5)	1.1	287	256	12.1	17.6

Operating result	270	62	335.5	341.9	49	451.0	493.9	395	108	265.7	288.9
Provisioning loan losses	10	7	42.9	42.9	(5)			22	(7)
Value adj. fin. fixed assets	0	0			0			(1)	1

Operating profit before taxes	260	55	372.7	380.0	54	381.5	418.5	374	114	228.1	248.2
Taxes	10	9	11.1	22.2	6	66.7	83.3	29	17	70.6	82.4

Profit after taxes	250	46	443.5	450.0	48	420.8	460.4	345	97	255.7	277.3
Minority interests	2	1			5			5	10	(50.0)	(50.0)

Net profit	248	45	451.1	457.8	43	476.7	520.9	340	87	290.8	314.9

Efficiency ratio	23.9%	62.7%			64.5%			42.1%	70.3%
(* At constant forex rates)

	30 Sep 04	30 Jun 04	% change		30 Sep 03	% change		30 Sep 04	31 Dec 03	% change

Staff (fte)	4,450	7,046	(36.8)		6,611	(32.7)		4,450	6,937	(35.9)
(in billions of euros)
Risk-weighted assets	4.5	6.5	(30.8)		6.1	(26.2)		4.5	6.0	(25.0)

The Business Unit NGM (BU NGM) showed strong underlying results in the third quarter compared with the same period last year. The reported results are impacted by the sale of Bank of Asia to United Overseas Bank (EUR 213 mln revenues, operating result and net profit). The analysis below is therefore on a like-for-like basis – it excludes the results of Bank of Asia in 2003 and 2004 and NGM France (transferred to the BU Private Clients) and it includes the Emerging Growth Markets (EGM) business (transferred from WCS to the BU NGM).

Revenues increased by 12.8% to EUR 140 mln in the third quarter compared with the same quarter last year due to a very strong increase in revenues from the activities in Asia (+40%). The strong increase in revenues reflects a better performance across almost all areas, with revenues up by 52% in India, 38% in Greater China and 32% in EGM. The number of customers in Greater China and India increased by 30% to 1.6 million and the number of credit cards increased by 70% to 1.4 million. Results from the consumer finance business and current accounts/saving accounts continued to be strong, particularly in India. The revenue increase in EGM is the result of investments and the transfer of best practices relating to the consumer banking area within the BU NGM. Operating expenses increased by 15.5% to EUR 84 mln, largely due to investments in various businesses in Asia to fund future growth. The number of FTEs in Greater China and India increased by 40% to 2,993. The operating result improved by 8.9% to EUR 56 mln.

Compared with the second quarter, revenues increased by 3.0%, mainly due to revenue growth in Asia. Operating expenses increased by 1.6%, mainly due to higher expenses in Asia.

Consequently, the operating result increased by 5.3% and the efficiency ratio improved by 90 basis points to 60.0%.

Net profit decreased to EUR 34 mln in the third quarter from EUR 38 mln in the second quarter, mainly due to a slight increase in provisioning.

On 27 July 2004, ABN AMRO announced that it had completed the sale of its 80.77% stake in Thailand-based Bank of Asia to United Overseas Bank (EUR 213 mln revenues, operating result and net profit). Up to completion, Bank of Asia had contributed EUR 60 mln in revenues, EUR 43 mln in operating expenses and EUR 15 mln in net profit in 2004. FTEs totalled 2,931 and RWAs were EUR 2 bln.

Bouwfonds

(in millions of euros)	quarterly					nine months

	Q3 2004	Q2 2004	% change	Q3 2003	% change	2004	2003	% change

Net interest revenue	107	98	9.2	85	25.9	301	246	22.4
Net commissions	(2)	10		4		14	9	55.6
Other revenue	56	64	(12.5)	59	(5.1)	176	138	27.5

Total revenue	161	172	(6.4)	148	8.8	491	393	24.9
Operating expenses	69	67	3.0	65	6.2	195	175	11.4

Operating result	92	105	(12.4)	83	10.8	296	218	35.8
Provisioning loan losses	(3)	3		0		(2)	0

Operating profit before taxes	95	102	(6.9)	83	14.5	298	218	36.7
Taxes	32	19	68.4	28	14.3	83	75	10.7

Profit after taxes	63	83	(24.1)	55	14.5	215	143	50.3
Minority interests	(2)	1		0		(1)	(1)

Net profit	65	82	(20.7)	55	18.2	216	144	50.0

Efficiency ratio	42.9%	39.0%		43.9%		39.7%	44.5%

	30 Sep 04	30 Jun 04	% change	30 Sep 03	% change	30 Sep 04	31 Dec 03	% change

Staff (fte)	1,571	1,537	2.2	1,473	6.7	1,571	1,499	4.8
(in billions of euros)
Risk-weighted assets	22.1	21.0	5.2	19.3	14.5	22.1	19.7	12.2

Bouwfonds showed a good performance compared with the third quarter of 2003. Revenues improved by 8.8% to EUR 161 mln. This was driven by a strong increase in net interest revenue on the back of higher margins and volumes in residential mortgages and property finance. Net commissions declined EUR 6 mln as a result of a reclassification between the commission line and the other revenue line in the third quarter of 2004. Other revenue declined 5.1% due to lower income from property development activities. Operating expenses were up EUR 4 mln, or 6.2%, due to higher staff costs, following an increase in FTEs to support the growth of the business. Consequently, the operating result improved by 10.8% to EUR 92 mln and the efficiency ratio improved by 1.0 percentage point to 42.9%.

Compared with the second quarter, net interest revenue increased 9.2% to EUR 107 mln as a result of the continued favourable interest rate environment for mortgages. This increase partly offset the decrease in net commissions and in other revenues. Compared with the previous quarter, net commissions went down EUR 12 mln. The decrease is related to the above-mentioned reclassification. Other revenues declined due to a slower third quarter in property development as a result of the holiday period and the absence of the profit on a commercial development project in Belgium as reported in the second quarter. Consequently, total revenue for the third quarter of 2004 was down 6.4% to EUR 161 mln.

Operating expenses went up by 3.0% to EUR 69 mln as a result of higher information technology costs.

Consequently, the operating result decreased by 12.4% to EUR 92 mln and the efficiency ratio increased 3.9 percentage points to 42.9%.

Compared with the second quarter, provisions were down EUR 6 mln due to the release of provisions.

In the absence of the one-off tax credit reported in the second quarter, net profit in the third quarter decreased by 20.7% to EUR 65 mln.

On 15 July 2004, Bouwfonds announced that it reached an agreement on the acquisition of all the shares in MAB Group BV. The completion of the transaction is expected to take place before the end of this year.

THE WHOLESALE CLIENTS SBU

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	418	426	(1.9)	(1.6)	539	(22.4)	(19.9)	1,252	1,443	(13.2)	(10.5)
Net commissions	416	462	(10.0)	(9.7)	456	(8.8)	(7.0)	1,284	1,274	0.8	2.7
Results financial transactions	446	306	45.8	46.4	344	29.7	29.4	1,270	1,000	27.0	27.1
Other revenue	66	28	135.7	135.7	21	214.3	228.6	133	85	56.5	61.2

Total revenue	1,346	1,222	10.1	10.5	1,360	(1.0)	0.7	3,939	3,802	3.6	5.4
Operating expenses	1,094	1,040	5.2	5.5	1,096	(0.2)	1.1	3,231	3,179	1.6	3.3

Operating result	252	182	38.5	39.0	264	(4.5)	(0.8)	708	623	13.6	16.1
Provisioning loan losses	(20)	10			54			20	293	(93.2)	(93.5)
Value adj. fin. fixed assets	3	1			2			4	2

Operating profit before taxes	269	171	57.3	57.9	208	29.3	35.1	684	328	108.5	113.4
Taxes	48	22	118.2	113.6	73	(34.2)	(39.7)	136	100	36.0	31.0

Profit after taxes	221	149	48.3	49.7	135	63.7	75.6	548	228	140.4	149.6
Minority interests	0	3			1			6	4	50.0	50.0

Net profit	221	146	51.4	52.7	134	64.9	76.9	542	224	142.0	151.3

Efficiency ratio	81.3%	85.1%			80.6%			82.0%	83.6%

(* At constant forex rates)

	30 Sep 04	30 Jun 04	% change	30 Sep 03	% change	30 Sep 04	31 Dec 03	% change

Staff (fte)	17,423	17,018	2.4	18,077	(3.6)	17,423	17,624	(1.1)
(in billions of euros)
Total assets	328.0	319.0	2.8	289.9	13.1	328.0	249.9	31.3
Risk-weighted assets	74.8	72.6	3.0	65.0	15.1	74.8	61.6	21.4

Compared with the third quarter of 2003, the Wholesale Clients SBU (WCS) posted a 64.9% increase in net profit to EUR 221 mln. Revenues increased by 3.8%, adjusted for the impact of the sale of the prime and professional brokerage businesses and the transfer of the EGM business to the BU NGM as of 1 January 2004. The increase was mainly driven by the improved performances of the BU Equities, BU Corporate Finance and BU Private Equity on the back of more favourable market conditions and increased client activity. Operating expenses increased by 5.2%, resulting in a 1.6% decline in the operating result. The release of provisions as a result of the conservative risk policy in previous years resulted in a substantial decline in the level of provisioning. Consequently, net profit increased by 77.7% to EUR 221 mln on an adjusted basis.

Revenues increased by 10.1% quarter-on-quarter, due to higher results from the BU Financial Markets, BU Corporate Finance and the BU Private Equity after a weak second quarter. In terms of the various revenue lines, net interest revenue decreased by 1.9% to EUR 418 mln quarter-on-quarter, mostly due to a lower contribution from the BU Financial Markets. The lower contribution was primarily driven by a decline in the Rates Markets business as the flattening of the yield curve negatively impacted the interest income of the banking book. In addition, net interest income from the loan portfolio declined due to margin compression. Loan margins, however, were still sufficient to book economically profitable business. Net commissions declined 10.0% to EUR 416 mln. The increase in net commissions from corporate finance activities was more than offset by a lower contribution from the BU Equities as a result of lower market volatility and lower client activity due to the summer slowdown. In addition, the BU Working Capital generated fewer commissions as a result of lower income from the futures, domestic and international custody businesses. Results from financial transactions increased by 45.8% to EUR 446 mln due to the improved trading results of the BU Financial Markets and higher revenues from the private equity portfolio.

Operating expenses for the third quarter increased by 5.2% to EUR 1,094 mln compared with the previous quarter. The increase in expenses reflects higher cost allocations and bonus accruals entirely in line with the improved performance in the third quarter. It should be noted that the total compensation-to-revenue ratio decreased quarter-on-quarter by 1.5 percentage point.

Consequently, the operating result in the third quarter improved by 38.5% to EUR 252 mln.

The level of provisioning decreased by EUR 30 mln quarter-on-quarter to a net release of EUR 20 mln. This was primarily due to releases in the Utilities and Oil & Gas loan portfolios as a result of a conservative provisioning policy in previous years and the improved quality of these portfolios. We expect the level of provisioning to remain low for the remainder of the year.

Net profit increased by 51.4% to EUR 221 mln due to a higher operating result in combination with substantially lower provisioning. This was partly offset by a 4.9 percentage points increase in the effective tax rate.

The amount of RWA increased by 3.0% or EUR 2.2 bln to EUR 74.8 bln from the second quarter of this year, primarily driven by the growth of the loan portfolio.

Client Business Units

Compared with the second quarter, client revenues remained stable at EUR 1,091 mln, representing 81% of total WCS revenues. The increased client activity in the BU Financial Markets and BU Corporate Finance more than compensated for the decline in the BU Equities.

The BU Financial Institutions and Public Sector (FIPS) increased revenues in the third quarter as the business continued to see a strong flow of high-profile transactions. Revenues of the BU Industrials were slightly lower than the previous quarter, although significantly ahead of last year, following a strong first half 2004. The BU Global Specialised Industries (GSI), which combines our Technology, Media & Telecom, Integrated Energy and Healthcare & Chemicals sectors, maintained its revenues compared with the previous quarter, capitalising on the global recovery in the Chemicals sector.

Landmark transactions in the third quarter included the AUD 2.5 bln acquisition of Tab Limited by Tabcorp Holdings in which ABN AMRO acted as joint financial advisor to Tab Limited. In addition, ABN AMRO acted as joint lead manager for the largest ever Irish debt capital tier 1 transaction of EUR 600 mln for Anglo Irish Bank. Furthermore, ABN AMRO achieved top tier positions in several large financing transactions, most notably in the debt and equity issues used to fund Lubrizol's USD 1.84 bln acquisition of speciality chemicals producer Noveon and as mandated lead arranger of a USD 2.35 bln re-financing for Russian Gazprom, the world's largest natural gas producer. This latter transaction included an investment grade rated USD 1.25 bln secured export note.

Product Business Units

Compared with the second quarter, revenues in the BU Financial Markets increased, primarily driven by improved trading results, sale of structured products and a higher contribution from the Portfolio Management Group. The performance reflects a shift to higher margin businesses from mature businesses, which continue to experience margin erosion, especially in the areas of foreign exchange, money markets/repos and vanilla derivatives. Underlying results of the different product lines were mixed. Revenues in Credit Markets were slightly lower after a strong second quarter. Higher contributions from Emerging Markets Debt and Debt Capital Markets were offset by a lower contribution from Asset Securitisation after a strong second quarter. Revenues in Rates Markets declined on the back of subdued market volatility and lower results from government bond trading, plain vanilla derivatives and money market/repo trading. This decline was partially compensated by the improved performance of the higher margin structured derivatives business. Revenues in the Portfolio Management Group were up due to higher participation and commitment fees.

Revenues in the BU Working Capital (WoCa) declined quarter-on-quarter primarily due to lower income from the futures business and the domestic- and international custody businesses. The Cash Flow Advisory business remained stable as lower interest income on the float was more than offset by higher volumes due to improved macro-economic conditions. In addition, WCS announced on 19 October 2004 that it had reached an agreement to sell its domestic custody business to Citigroup. This sale is a result of its strategy to focus resources on a more limited range of core activities within WCS and to ensure the product offering is fully aligned with its client-led model. The business comprised the bank’s domestic custody business in Greece, India, Indonesia, Poland, South Korea, Russia, Taiwan and the Netherlands. The transaction does not involve the Group’s global custody services, which operate through ABN AMRO Mellon Global Securities Services.

Compared with the second quarter, revenues from the BU Equities declined. Lower market volumes resulted in a decline in cash and equity derivatives income. In addition equity origination income was lower due to a reduced level of client activity.

The performance of the BU Private Equity improved significantly quarter-on-quarter, partly due to the successful management buy-out of Condor Group, the principal operator of freight and passenger ferries to and from the Channel Islands. Net profit increased to EUR 73 mln compared with EUR 28 mln in the second quarter. The total portfolio amounted to approximately EUR 1.8 bln at the end of the third quarter.

THE BU PRIVATE CLIENTS

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	105	105	0.0	0.0	87	20.7	20.7	313	270	15.9	16.3
Net commissions	116	136	(14.7)	(14.7)	116	0.0	0.9	395	330	19.7	20.9
Results financial transactions	10	13	(23.1)	(23.1)	12	(16.7)	(16.7)	33	35	(5.7)	(5.7)
Other revenue	23	19	21.1	21.1	18	27.8	27.8	62	45	37.8	37.8

Total revenue	254	273	(7.0)	(7.0)	233	9.0	9.4	803	680	18.1	18.8
Operating expenses	202	201	0.5	0.5	178	13.5	14.0	597	571	4.6	5.4

Operating result	52	72	(27.8)	(27.8)	55	(5.5)	(5.5)	206	109	89.0	89.0
Provisioning loan losses	(1)	1			3			0	8

Operating profit before taxes	53	71	(25.4)	(25.4)	52	1.9	1.9	206	101	104.0	104.0
Taxes	16	17	(5.9)	(5.9)	15	6.7	6.7	58	29	100.0	100.0

Profit after taxes	37	54	(31.5)	(31.5)	37	0.0	0.0	148	72	105.6	105.6
Minority interests	0	3			0			4	(1)

Net profit	37	51	(27.5)	(27.5)	37	0.0	0.0	144	73	97.3	97.3

Efficiency ratio	79.5%	73.6%			76.4%			74.3%	84.0%

(* At constant forex rates)

	30 Sep 04	30 Jun 04	% change	30 Sep 03	% change	30 Sep 04	31 Dec 03	% change

Staff (fte)	4,147	4,198	(1.2)	3,919	5.8	4,147	3,877	7.0
(in billions of euros)
Total assets	18.0	17.7	1.7	15.7	14.6	18.0	16.1	11.8
Risk-weighted assets	7.2	7.3	(1.4)	6.4	12.5	7.2	6.0	20.0
Clients' Assets under Adm.	114	113	0.9	100	14.0	114	102	11.8

The performance of the BU Private Clients was satisfactory in the third quarter of 2004. Revenues increased by 9.0% to EUR 254 mln compared with the same quarter last year. This can largely be explained by the consolidation of BethmannMaffei (BM) and a strong underlying performance across nearly all geographic areas, particularly the Netherlands. Operating expenses increased by 13.5% in the third quarter of 2004, driven by the consolidation of BM, integration costs and the transfer of NGM France to the BU Private Clients. Consequently, the operating result decreased by 5.5% to EUR 52 mln. Net profit remained stable at EUR 37 mln as a result of lower provisioning.

Compared with the second quarter, revenues decreased by 7.0%, driven by lower commissions, reflecting lower volumes (as a result of the holiday period) and fewer product launches. Operating expenses remained stable in the third quarter.

Consequently, the operating result decreased by 27.8% and net profit by 27.5% . As the lower revenues were mainly due to seasonal effects, we expect revenues, operating result and net profit to increase again in the fourth quarter.

Assets under Administration increased by EUR 1 bln to EUR 114 bln in the third quarter. The asset mix remained stable with 67% in securities and 33% in cash.

THE BU ASSET MANAGEMENT

(in millions of euros)	quarterly							nine months

	Q3 2004	Q2 2004	% change	% change*	Q3 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	2	2			1			5	3	66.7	100.0
Net commissions	131	130	0.8	1.5	121	8.3	11.6	388	343	13.1	16.3
Results financial transactions	3	0			2			4	3
Other revenue	4	4			1			23	5

Total revenue	140	136	2.9	3.7	125	12.0	15.2	420	354	18.6	22.0
Operating expenses	104	106	(1.9)	(0.9)	96	8.3	10.4	316	284	11.3	14.1

Operating result	36	30	20.0	20.0	29	24.1	31.0	104	70	48.6	54.3
Value adj. fin. fixed assets	0	0			(1)			0	(1)

Operating profit before taxes	36	30	20.0	20.0	30	20.0	26.7	104	71	46.5	52.1
Taxes	9	10	(10.0)	(10.0)	10	(10.0)	0.0	25	22	13.6	18.2

Profit after taxes	27	20	35.0	35.0	20	35.0	40.0	79	49	61.2	67.3
Minority interests	2	1			1			5	2

Net profit	25	19	31.6	31.6	19	31.6	36.8	74	47	57.4	63.8

Efficiency ratio	74.3%	77.9%			76.8%			75.2%	80.2%

(* At constant forex rates)

	30 Sep 04	30 Jun 04	% change	30 Sep 03	% change	30 Sep 04	31 Dec 03	% change

Staff (fte)	2,035	2,065	(1.5)	2,119	(4.0)	2,035	2,124	(4.2)
(in billions of euros)
Clients' Assets under Man.	162	166	(2.4)	156	3.8	162	156	3.8

The BU Asset Management (BU AM) showed a solid improvement in performance in the third quarter of 2004. Compared with the same period last year, the operating result improved by 24.1% to EUR 36 mln. This increase was driven by a 12.0% rise in total revenues. Net commissions rose EUR 10 mln, or 8.3%, driven by the strengthening of world financial markets compared with the third quarter of 2003 and a shift toward higher margin products. Operating expenses increased by EUR 8 mln, or 8.3%, due to higher administrative expenses in the third quarter of 2004 compared with the same period last year. Improved market conditions and the integration of the asset management operations of Banco Sudameris (Assets under Management (AuM) of EUR 2 bln) resulted in a 3.8% rise in AuM.

Compared with the previous quarter, the operating result was 20.0% higher. Operating expenses were down 1.9% to EUR 104 mln. The efficiency ratio improved by 3.6 percentage points to 74.3% . Consequently, net profit increased 31.6% to EUR 25 mln.

As at 30 September 2004, AuM amounted to EUR 162 bln, 2.4% below the level of the previous quarter, partly due to lower equity market levels and adverse foreign exchange movements. The asset mix remained stable at 45% equities, 41% fixed income and 14% cash. The composition of the mandates remained 52% Institutional Clients, 7% Private Clients and 41% Funds.

In August the BU AM had a successful fund launch in India. The launch of four funds attracted USD 450 mln assets from retail and institutional customers. This is the largest fund launch ever in India. The success is a reflection of the close alliance between the BU AM’s product development capabilities and the BU NGM’s distribution capabilities in the Indian market.

On 15 October 2004, the BU AM announced it signed a letter of intent with Equity Trust regarding the sale of ABN AMRO Trust and Management Service Companies. The transaction is expected to be completed by 31 December 2004 and remains subject to regulatory approval from relevant authorities. This sale is in line with the BU AM’s ambition to focus on its core activities.

CORPORATE CENTRE

(in millions of euros)	quarterly					nine months

	Q3 2004	Q2 2004	% change	Q3 2003	% change	2004	2003	% change

Net interest revenue	78	205	(62.0)	161	(51.6)	369	253	45.8
Net commissions	4	3	33.3	1		11	(1)
Results financial transactions	66	80	(17.5)	79	(16.5)	234	232	0.9
Other revenue	(12)	41		0		132	36	266.7

Total revenue	136	329	(58.7)	241	(43.6)	746	520	43.5
Operating expenses	38	80	(52.5)	52	(26.9)	148	84	76.2

Operating result	98	249	(60.6)	189	(48.1)	598	436	37.2
Provisioning loan losses	(3)	0		41		(1)	41
Value adj. fin. fixed assets	0	0		1		(1)	8

Operating profit before taxes	101	249	(59.4)	147	(31.3)	600	387	55.0
Taxes	30	74	(59.5)	47	(36.2)	165	116	42.2

Profit after taxes	71	175	(59.4)	100	(29.0)	435	271	60.5
Minority interests	47	47		51	(7.8)	146	153	(4.6)

Net profit	24	128	(81.3)	49	(51.0)	289	118	144.9

	30 Sep 04	30 Jun 04	% change	30 Sep 03	% change	30 Sep 04	31 Dec 03	% change

Staff (fte)	3,473	3,432	1.2	1,875	85.2	3,473	1,986	74.9
(in billions of euros)
Total assets	58.9	59.7	(1.3)	56.2	4.8	58.9	61.8	(4.7)
Risk-weighted assets	3.2	3.4	(5.9)	3.2	0.0	3.2	3.9	(17.9)

Revenues at the Corporate Centre decreased by EUR 105 mln in the third quarter compared with the same quarter last year, mainly due to lower interest revenue. This can be explained by incidental ALM revenues in the third quarter last year. Over the same period, expenses decreased by EUR 14 mln due to slightly higher internal settlements. Consequently, the operating result decreased by EUR 91 mln.

Compared with the previous quarter, revenues decreased by EUR 193 mln to EUR 136 mln. As far as the individual income lines are concerned, net interest revenue decreased by EUR 127 mln due to the absence in the third quarter of the unwinding of an interest rate swap as reported in the second quarter (revenues of EUR 119 mln and net profit of EUR 84 mln). Results from financial transactions decreased slightly due to lower net US dollar hedge results. Other income declined due to our share in the loss of Capitalia in the second quarter of 2004.

Compared with the previous quarter, operating expenses decreased by EUR 42 mln, partly due to lower administrative expenses.

Consequently, the operating result decreased to EUR 98 mln and net profit to EUR 24 mln.

LEASEPLAN CORPORATION

(in millions of euros)	quarterly					nine months

	Q3 2004	Q2 2004	% change	Q3 2003	% change	2004	2003	% change

Net interest revenue	73	72	1.4	66	10.6	215	200	7.5
Net commissions	44	42	4.8	43	2.3	129	133	(3.0)
Other revenue	93	94	(1.1)	92	1.1	275	258	6.6

Total revenue	210	208	1.0	201	4.5	619	591	4.7
Operating expenses	140	144	(2.8)	136	2.9	424	407	4.2

Operating result	70	64	9.4	65	7.7	195	184	6.0
Provisioning for loan losses	4	4	0.0	1		11	8	37.5

Operating profit before taxes	66	60	10.0	64	3.1	184	176	4.5
Taxes	17	15	13.3	17	0.0	47	48	(2.1)

Net profit	49	45	8.9	47	4.3	137	128	7.0

Efficiency ratio	66.7%	69.2%		67.7%		68.5%	68.9%

	30 Sep 04	30 Jun 04	% change	30 Sep 03	% change	30 Sep 04	31 Dec 03	% change

Staff (fte)	7,264	7,204	0.8	7,195	1.0	7,264	7,221	0.6
(in billions of euros)
Total assets	11.3	11.3	0.0	10.6	6.6	11.3	10.8	4.6
Risk-weighted assets	10.7	10.7	0.0	10.0	7.0	10.7	10.2	4.9

Compared with the third quarter of last year, revenues increased 4.5% to EUR 210 mln. The improvement was mainly driven by higher net interest income. Compared with the same period last year, operating expenses in the third quarter showed a 2.9% increase. Consequently, the operating result improved 7.7% to EUR 70 mln.

Relative to the second quarter, revenues increased by 1.0% to EUR 210 mln, driven by a 4.8% rise in net commissions.

Compared with the second quarter, operating expenses decreased by 2.8% to EUR 140 mln. Consequently, the operating result increased by 9.4% to EUR 70 mln. Net profit increased by 8.9% to EUR 49 mln.

On 21 April 2004, ABN AMRO announced the sale of LeasePlan Corporation to a consortium consisting of Volkswagen Group, Olayan Group and the Mubadala Development Company. The completion of the transaction is subject to the last regulatory approvals, and is now expected to take place before the end of this year.

Appendix 1

Consolidated income statement 2004 1
(in millions of euros)

	Q3	Q2		nine months

	2004	2004	% change	2004	2003	% change

Net interest revenue	2,447	2,574	(4.9)	7,405	7,208	2.7

Securities and participating interests	284	92		537	217	147.5

Payment services	336	319	5.3	972	931	4.4
Insurance	22	31	(29.0)	83	97	(14.4)
Securities	343	312	9.9	942	800	17.8
Asset management and trust funds	217	230	(5.7)	673	579	16.2
Guarantees	47	58	(19.0)	155	158	(1.9)
Leasing	44	43	2.3	130	134	(3.0)
Other	141	213	(33.8)	558	519	7.5

Net commissions	1,150	1,206	(4.6)	3,513	3,218	9.2

Securities	70	33	112.1	199	419	(52.5)
Foreign exchange dealing	135	58	132.8	368	415	(11.3)
Derivatives	188	252	(25.4)	597	314	90.1
Other	163	107	52.3	494	310	59.4

Results financial transactions	556	450	23.6	1,658	1,458	13.7

Other revenue	302	448	(32.6)	1,155	1,831	(36.9)

Total revenue	4,739	4,770	(0.6)	14,268	13,932	2.4

Staff costs	1,770	1,735	2.0	5,309	5,192	2.3
Other administrative expenses	1,171	1,220	(4.0)	3,535	3,376	4.7
Depreciation	208	229	(9.2)	658	684	(3.8)

Operating expenses	3,149	3,184	(1.1)	9,502	9,252	2.7
Operating result	1,590	1,586	0.3	4,766	4,680	1.8
Provisioning for loan losses / FAR	107	154	(30.5)	456	951	(52.1)
Value adjustments to financial fixed assets	3	1		2	12	(83.3)

Operating profit before taxes	1,480	1,431	3.4	4,308	3,717	15.9
Taxes	369	375	(1.6)	1,133	1,239	(8.6)

Group profit after taxes	1,111	1,056	5.2	3,175	2,478	28.1
Minority interests	60	69	(13.0)	203	174	16.7

Net profit	1,051	987	6.5	2,972	2,304	29.0
Preference share dividend	11	12	(8.3)	34	35	(2.9)

Net profit, available to ordinary shareholders	1,040	975	6.7	2,938	2,269	29.5

Earnings per ordinary share of EUR 0.56 (in euros) [2]	0.62	0.60	3.3	1.78	1.42	25.4

Average exchange EUR/USD-rate	1.22	1.21	0.8	1.22	1.12	8.9

1 Unaudited.

2 Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 30 September 2004
(in millions of euros)

	30 Sep	31 Dec	%
	2004	2003	change
Assets
Cash	15,074	12,734	18.4
Short-dated government paper	15,028	9,240	62.6
Banks	87,145	58,800	48.2

Loans to public sector	4,430	5,489	(19.3)
Loans to private sector	249,929	234,776	6.5
Professional securities transactions	75,482	56,578	33.4

Loans	329,841	296,843	11.1
Interest-earning securities	139,002	132,041	5.3
Shares	20,067	16,245	23.5
Participating interests	2,384	2,629	(9.3)
Property and equipment	6,945	7,204	(3.6)
Other assets	14,819	16,548	(10.4)
Prepayments and accrued income	7,183	8,153	(11.9)

	637,488	560,437	13.7

Liabilities
Banks	141,695	110,887	27.8

Saving accounts	76,190	73,238	4.0
Deposits and other customer accounts	171,049	168,111	1.7
Professional securities transactions	62,056	48,517	27.9

Total client accounts	309,295	289,866	6.7
Debt securities	86,470	71,688	20.6
Other liabilities	43,364	33,207	30.6
Accruals and deferred income	10,395	11,840	(12.2)
Provisions	12,031	11,146	7.9

	603,250	528,634	14.1
Fund for general banking risks	1,149	1,143	0.5
Subordinated liabilities	13,564	13,900	(2.4)

Shareholders' equity	14,939	13,047	14.5
Minority interests	4,586	3,713	23.5

Group equity	19,525	16,760	16.5

Group capital	34,238	31,803	7.7

	637,488	560,437	13.7

Contingent liabilities	47,464	42,838	10.8
Committed facilities	150,827	119,675	26.0

Exchange EUR/USD-rate	1.24	1.26	(1.6)

Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)

	30 Sep	30 Jun		31 Dec
	2004	2004	% change	2003	% change

Consumer & Commercial Clients	174.4	173.1	0.8	167.8	3.9
Wholesale Clients	52.3	49.9	4.8	43.3	20.8
Private Clients	7.5	7.5		6.7	11.9
Corporate Centre	5.4	5.4		7.7	(29.9)
LeasePlan Corporation	10.3	10.2	1.0	9.3	10.8

Group	249.9	246.1	1.5	234.8	6.4

Staff
(fte)
	30 Sep	30 Jun		31 Dec
	2004	2004	change	2003	change

Consumer & Commercial Clients	70,376	73,755	(3,379)	77,369	(6,993)
Wholesale Clients	17,423	17,018	405	17,624	(201)
Private Clients	4,147	4,198	(51)	3,877	270
Asset Management	2,035	2,065	(30)	2,124	(89)
Corporate Centre	3,473	3,432	41	1,986	1,487
LeasePlan Corporation	7,264	7,204	60	7,221	43

Group	104,718	107,672	(2,954)	110,201	(5,483)

Share data
	30 Sep	30 Jun		31 Dec
	2004	2004	% change	2003	% change

Number of ordinary shares outstanding (in millions)	1,686.3	1,657.4	1.7	1,637.9	3.0
Net asset value per ordinary share (in euros)	8.40	8.09	3.8	7.47	12.4
Number of preference shares (in millions)	1,369.8	362.5		362.5

Changes in shareholders' equity
(in millions of euros)
	9m 2004	9m 2003

Shareholders' equity as at the beginning of January	13,047	11,081
Retained earnings	2,245	1,615
Exercised options and conversion	49	0
Goodwill	(49)	(269)
Revaluations and other movements	(421)	64
Currency translation differences	68	(137)

Shareholders' equity as at the end of September	14,939	12,354

Appendix 4

Cash flow statement
(in millions of euros)

					9m 2004	9m 2003

Liquid funds as at the beginning of January					8,893	7,501
Net cash flow from operations / banking activities					(12,338)	(267)
Net cash flow from investment activities					1,248	444
Net cash flow from financing activities					9,838	2,611
Currency translation differences					(308)	146

Liquid funds as at the end of September					7,333	10,435

Consolidated quarterly results 2004 / 2003
(in millions of euros)
	2004			2003

	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,447	2,574	2,384	2,515	2,559	2,409	2,240
Securities and participating interests	284	92	161	52	27	51	139
Net commissions	1,150	1,206	1,157	1,246	1,141	1,057	1,020
Results financial transactions	556	450	652	535	519	493	446
Other revenue	302	448	405	513	581	578	672

Total revenue	4,739	4,770	4,759	4,861	4,827	4,588	4,517
Staff costs	1,770	1,735	1,804	1,888	1,773	1,645	1,774
Other administrative expenses	1,171	1,220	1,144	1,199	1,197	1,099	1,080
Depreciation	208	229	221	246	225	228	231

Operating expenses	3,149	3,184	3,169	3,333	3,195	2,972	3,085

Operating result	1,590	1,586	1,590	1,528	1,632	1,616	1,432
Provisioning for loan losses / FAR	107	154	195	323	303	305	343
Value adjustments to financial fixed assets	3	1	(2)	4	2	0	10
Operating profit before taxes	1,480	1,431	1,397	1,201	1,327	1,311	1,079
Net profit	1,051	987	934	857	832	782	690
Net profit for ordinary shareholders	1,040	975	923	847	820	770	679

Average number of ordinary shares outstanding	1,667.4	1,646.3	1,639.1	1,637.6	1,617.6	1,594.6	1,585.6
(in mln)
Average number of ordinary shares outstanding [1]	1,650.9	1,642.7	1,639.1	1,610.2	1,599.4	1,590.1	1,585.6
(in mln)
Earnings per share [2]	0.62	0.60	0.56	0.52	0.51	0.48	0.43
Earnings per share diluted [2]	0.62	0.59	0.56	0.52	0.50	0.48	0.43
Average equity [3]	13,788	13,248	12,662	11,881	11,321	10,922	10,493
Average equity year to date [3]	13,202	12,819	12,662	11,243	10,891	10,683	10,493
Return on average equity [2,3]	30.2%	29.4%	29.2%	28.5%	29.0%	28.2%	25.9%
Return on average equity year to date [2,3]	29.7%	29.6%	29.2%	27.7%	27.8%	27.1%	25.9%
Efficiency ratio	66.4%	66.8%	66.6%	68.6%	66.2%	64.8%	68.3%
Efficiency ratio year to date	66.6%	66.7%	66.6%	67.0%	66.4%	66.5%	68.3%

	2004			2003

	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar

Core tier 1 ratio	6.28%	6.01%	5.91%	5.91%	5.46%	5.24%	4.96%
BIS tier 1 ratio	8.50%	8.33%	8.27%	8.15%	7.79%	7.63%	7.40%
BIS capital ratio	11.31%	11.32%	11.62%	11.73%	11.42%	11.10%	11.03%
BIS capital base	27,687	27,246	27,546	26,254	26,366	25,351	25,684
Risk-weighted assets	244,694	240,775	236,965	223,776	230,900	228,432	232,963

1 Year to date.
2 Based on the average number of ordinary shares outstanding.
3 After profit appropriation and based on equity as determined using rules established by the Council for Annual Reporting (CAR). Previous quarters have been restated.

Appendix 5a

Breakdown income statement third quarter 2004 (in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,771	418	105	2	78	73	2,447
Net commissions	439	416	116	131	4	44	1,150
Results financial transactions	31	446	10	3	66	0	556
Other revenue	412	66	23	4	(12)	93	586

Total revenue	2,653	1,346	254	140	136	210	4,739
Operating expenses	1,571	1,094	202	104	38	140	3,149

Operating result	1,082	252	52	36	98	70	1,590
Provisioning for loan losses	127	(20)	(1)	0	(3)	4	107
Value adjustments to financial fixed assets	0	3	0	0	0	0	3

Operating profit before taxes	955	269	53	36	101	66	1,480
Taxes	249	48	16	9	30	17	369

Profit after taxes	706	221	37	27	71	49	1,111
Minority interests	11	0	0	2	47	0	60

Net profit	695	221	37	25	24	49	1,051

Efficiency ratio	59.2%	81.3%	79.5%	74.3%		66.7%	66.4%
Staff (fte)	70,376	17,423	4,147	2,035	3,473	7,264	104,718
(in billions of euros)
Total assets	220.6	328.0	18.0	0.7	58.9	11.3	637.5
Risk-weighted assets	148.3	74.8	7.2	0.5	3.2	10.7	244.7

Breakdown income statement second quarter 2004 (in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,764	426	105	2	205	72	2,574
Net commissions	433	462	136	130	3	42	1,206
Results financial transactions	51	306	13	0	80	0	450
Other revenue	354	28	19	4	41	94	540

Total revenue	2,602	1,222	273	136	329	208	4,770
Operating expenses	1,613	1,040	201	106	80	144	3,184

Operating result	989	182	72	30	249	64	1,586
Provisioning for loan losses	139	10	1	0	0	4	154
Value adjustments to financial fixed assets	0	1	0	0	0	0	1

Operating profit before taxes	850	171	71	30	249	60	1,431
Taxes	237	22	17	10	74	15	375

Profit after taxes	613	149	54	20	175	45	1,056
Minority interests	15	3	3	1	47	0	69

Net profit	598	146	51	19	128	45	987

Efficiency ratio	62.0
%
		85.1%	73.6%	77.9%		69.2%	66.8%
Staff (fte)	73,755	17,018	4,198	2,065	3,432	7,204	107,672
(in billions of euros)
Total assets	224.4	319.0	17.7	0.7	59.7	11.3	632.8
Risk-weighted assets	146.3	72.6	7.3	0.5	3.4	10.7	240.8

Appendix 5b

Breakdown income statement third quarter 2003 (in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,705	539	87	1	161	66	2,559
Net commissions	404	456	116	121	1	43	1,141
Results financial transactions	82	344	12	2	79	0	519
Other revenue	476	21	18	1	0	92	608

Total revenue	2,667	1,360	233	125	241	201	4,827
Operating expenses	1,637	1,096	178	96	52	136	3,195

Operating result	1,030	264	55	29	189	65	1,632
Provisioning for loan losses	204	54	3	0	41	1	303
Value adjustments to financial fixed assets	0	2	0	(1)	1	0	2

Operating profit before taxes	826	208	52	30	147	64	1,327
Taxes	273	73	15	10	47	17	435

Profit after taxes	553	135	37	20	100	47	892
Minority interests	7	1	0	1	51	0	60

Net profit	546	134	37	19	49	47	832

Efficiency ratio	61.4%	80.6%	76.4%	76.8%		67.7%	66.2%
Staff (fte)	71,003	18,077	3,919	2,119	1,875	7,195	104,188
(in billions of euros)
Total assets	227.6	289.9	15.7	0.8	56.2	10.6	600.8
Risk-weighted assets	145.7	65.0	6.4	0.6	3.2	10.0	230.9

Breakdown income statement nine months 2004 (in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	5,251	1,252	313	5	369	215	7,405
Net commissions	1,306	1,284	395	388	11	129	3,513
Results financial transactions	117	1,270	33	4	234	0	1,658
Other revenue	1,067	133	62	23	132	275	1,692

Total revenue	7,741	3,939	803	420	746	619	14,268
Operating expenses	4,786	3,231	597	316	148	424	9,502

Operating result	2,955	708	206	104	598	195	4,766
Provisioning for loan losses	426	20	0	0	(1)	11	456
Value adjustments to financial fixed assets	(1)	4	0	0	(1)	0	2

Operating profit before taxes	2,530	684	206	104	600	184	4,308
Taxes	702	136	58	25	165	47	1,133

Profit after taxes	1,828	548	148	79	435	137	3,175
Minority interests	42	6	4	5	146	0	203

Net profit	1,786	542	144	74	289	137	2,972

Efficiency ratio	61.8%	82.0%	74.3%	75.2%		68.5%	66.6%

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared with the previous period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and is a non-Dutch GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review External stakeholders, such as business analysts, also use these measures.

However, we recognise that these measures should not be used in isolation and, accordingly, we begin with the comparable Dutch GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2003 are multiplied by the average monthly exchange rates of 2002 to compare with the results of 2002 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American Business Unit of 2004 compared with 2003.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Item 2

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP

	Nine months ended September 30, 2004	Three months ended September 30, 2004	Three months ended June 30, 2004	Three months ended March 31, 2004	2003	2002	2001	2000	1999

Excluding Interest on Deposits(1)
Operating Profit before Taxes	4,308	1,480	1,431	1,397	4,918	3,388	4,428	3,825	4,250
Add: Fixed Charges	2,082	807	594	681	2,989	4,153	4,664	5,014	3,902

Earnings before Taxes and
Fixed Charges	6,390	2,287	2,025	2,078	7,907	7,541	9,092	8,839	8,152
Fixed Charges	2,082	807	594	681	2,989	4,153	4,664	5,014	3,902

Ratio of Earnings to Fixed
Charges	3.07	2.83	3.41	3.05	2.65	1.82	1.95	1.76	2.09

Including Interest on
Deposits(1)
Fixed Charges as above	2,082	807	594	681	2,989	4,153	4,664	5,014	3,902
Add: Interest on deposits	7,804	2,752	2,592	2,460	10,817	13,372	20,259	22,818	16,483

Total Fixed Charges and
Interest on deposits	9,886	3,559	3,186	3,141	13,806	17,525	24,923	27,832	20,385
Earnings before Taxes and
Fixed Charges	6,390	2,287	2,025	2,078	7,907	7,541	9,092	8,839	8,152
Add: Interest on deposits	7,804	2,752	2,592	2,460	10,817	13,372	20,259	22,818	16,483

Earnings before Taxes and
Fixed Charges and Interest
on deposits	14,194	5,039	4,617	4,538	18,724	20,913	29,351	31,657	24,635

Ratio of Earnings to Fixed
Charges	1.44	1.42	1.45	1.44	1.36	1.19	1.18	1.14	1.21

(1) Deposits include Banks and Total customer accounts.